January 18, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street Northwest
Washington, D.C. 20549

Re:	Insignia Systems, Inc. Form S-3 Registration No. 333-121587

Dear Sir or Madam:

        Reference is made to the above registration statement relating to the proposed offering of 2,490,000 shares of Common Stock of Insignia Systems, Inc.  The registrant hereby requests that said registration statement become effective at 9:30 a.m. Eastern Time on Friday, January 21, 2005, or as soon thereafter as possible.

      The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

INSIGNIA SYSTEMS, INC.

/s/   Scott F. Drill

Scott F. Drill
President and Chief Executive Officer